NO ACT

PE
12-17-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005713

February 8, 2011



Received SEC
FEB 08 2011
Washington, DC 20549

Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Ackard St., Rm. 3030
Dallas, TX 75202

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-8-11

Re: AT&T Inc.
Incoming letter dated December 17, 2010

Dear Mr. Wilson:

This is in response to your letters dated December 17, 2010, January 6, 2011, January 7, 2011, and February 7, 2011 concerning the shareholder proposal submitted to AT&T by William Steiner. We also have received letters on the proponent's behalf on December 21, 2010, January 7, 2011, and February 7, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 8, 2011

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: AT&T Inc.
Incoming letter dated December 17, 2010

The proposal relates to special meetings.

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(c). In this regard, we note that it appears AT&T did not provide a notice of deficiency within the time period specified. Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 7, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
AT&T Inc. (T)
Shareholder Action by Written Consent
William Steiner

Ladies and Gentlemen:

This responds to the December 17, 2010 company request (supplemented) to avoid this revised rule 14a-8 proposal.

The company claimed for the first time on December 17, 2010 that it did not accept a proposal revision which it received on November 9, 2010. The company does not explain how it can circumvent the rule of giving such notice within 14-days of November 9, 2010.

This is to request that the Securities and Exchange Commission allow the revised resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
William Steiner
Paul M. Wilson <paul.wilson@att.com>



Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

1934 Act/Rule 14a-8

February 7, 2011

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc.
Shareholder Proposal of John Chevedden on behalf of William Steiner

Ladies and Gentlemen:

Pursuant to your request, we are submitting this letter in reference to a shareholder proposal (the "Original Proposal") and a revised proposal (the "Revised Proposal" and, together with the Original Proposal, the "Proposals"), each submitted by John Chevedden on behalf of William Steiner (the "Proponent") for inclusion in AT&T Inc.'s ("AT&T") 2011 proxy materials. This letter should be read in conjunction with AT&T's letters to you dated December 17, 2010, January 6, 2011 and January 7, 2011, regarding the Proposals. A copy of this letter is being sent concurrently to Mr. Chevedden on behalf of the Proponent.

For the reasons set forth in its prior letters, AT&T requests that the Staff concur in AT&T's view that it may omit the Revised Proposal from its 2011 proxy materials. If you have any questions or need additional information, please contact me at (214) 757-7980.

Sincerely,

Paul M. Wilson

Paul M. Wilson
General Attorney

cc: John Chevedden (Via Email)

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 7, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
AT&T Inc. (T)
Shareholder Action by Written Consent
William Steiner

Ladies and Gentlemen:

This further responds to the December 17, 2010 request to block this revised rule 14a-8 proposal, supplemented January 7, 2011.

The vague company reference to text in Staff Legal bulleting No. 14 (July 13, 2001) is believed to be in the context of rejecting revised rule 14a-8 proposal text after the rule 14a-8 proposal due date. The company did not claim that Mr. Steiner's November 9, 2010 revision was submitted after the rule 14a-8 proposal due date.

Furthermore the company does not claim that the revised and rejected text in *SBC Communications Inc.* (February 8, 2002) was submitted before the rule 14a-8 proposal due date, which would be required in order to support the company argument.

This is to request that the Securities and Exchange Commission allow the revised resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
William Steiner
Paul Wilson <paul.wilson.7@att.com>



Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

1934 Act/Rule 14a-8

January 7, 2011

VIA OVERNIGHT MAIL NEXT DAY DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc.
Shareholder Proposal of John Chevedden on behalf of William Steiner

Ladies and Gentlemen:

This letter is submitted on behalf of AT&T Inc. ("AT&T") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in response to a letter from John Chevedden on behalf of William Steiner (the "Proponent") to the Office of Chief Counsel, dated January 7, 2011 (the "January 7 Letter"), concerning a shareholder proposal (the "Original Proposal") and a revised proposal (the "Revised Proposal" and, together with the Original Proposal, the "Proposals"), each submitted by John Chevedden on behalf of William Steiner for inclusion in AT&T's 2011 proxy materials. For the reasons set forth below, AT&T continues to believe that the Revised Proposal may be excluded from AT&T's proxy materials. This letter should be read in conjunction with AT&T's original letter to you, dated December 17, 2010 (the "Original Letter") and its letter to you dated January 6, 2011 regarding the Proposals.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter. A copy of this letter is being mailed concurrently to the Proponent.

In the January 7 Letter, Mr. Chevedden claims that Section E.2 of Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") applies only to revisions that are received after the due date and thus that it does not apply to the Revised Proposal, which was received before the due date. He also states that AT&T does not claim that the revised proposal in *SBC Communications Inc.* (February 8, 2002) was received prior to the due date and thus that *SBC* does not support AT&T's position. As discussed in the Original Letter, however, the revised proposal in *SBC* was received before the due date. The Original Letter states: "As was the case in *SBC*, the Proponent submitted the Revised Proposal in a timely manner ..." Moreover, the Staff specifically noted in its response in *SBC* that "a second proposal was timely received." Therefore, it is clear that the revised proposal in *SBC* was received before the due date.

Furthermore, because the Staff concurred in the rejection of the revised proposal in *SBC*, it is clear that Section E.2 of SLB 14 applies to revisions that are received before the due date. Therefore, AT&T continues to believe that it may exclude the Revised Proposal.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If you have any questions or need additional information, please contact me at (214) 757-7980.

Sincerely,



Paul M. Wilson
General Attorney

Enclosures
cc: John Chevedden (Via Overnight Mail)



Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

1934 Act/Rule 14a-8

January 6, 2011

VIA OVERNIGHT MAIL NEXT DAY DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc.
Shareholder Proposal of John Chevedden on behalf of William Steiner

Ladies and Gentlemen:

This letter is submitted on behalf of AT&T Inc. ("AT&T") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, in response to a letter from John Chevedden on behalf of William Steiner (the "Proponent") to the Office of Chief Counsel, dated December 21, 2010, concerning a shareholder proposal (the "Original Proposal") and a revised proposal (the "Revised Proposal" and, together with the Original Proposal, the "Proposals"), each submitted by John Chevedden on behalf of William Steiner for inclusion in AT&T's 2011 proxy materials. For the reasons set forth below, AT&T continues to believe that the Revised Proposal may be excluded from AT&T's proxy materials. This letter should be read in conjunction with AT&T's original letter to you regarding the Proposals, dated December 17, 2010 (the "Original Letter").

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter. A copy of this letter is being mailed concurrently to the Proponent.

Staff Legal Bulletin No. 14 (July 13, 2001), which explicitly permits companies to reject revisions to shareholder proposals, does not require notice in connection with such rejection. Moreover, the Staff concurred in the rejection of revisions without notice in *SBC Communications Inc.* (February 8, 2002). AT&T is aware that notice would be required to exclude both the Original Proposal and the Revised Proposal under Rule 14a-8(c), but AT&T does not intend to exclude the Original Proposal. Therefore, AT&T continues to believe that it may exclude the Revised Proposal.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If you have any questions or need additional information, please contact me at (214) 757-7980.

Sincerely,



Paul M. Wilson
General Attorney

Enclosures
cc: John Chevedden (VIA Overnight Mail)

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 21, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
AT&T Inc. (T)
Shareholder Action by Written Consent
William Steiner

Ladies and Gentlemen:

This responds to the December 17, 2010 request to block this revised rule 14a-8 proposal.

The company now claims for the first time on December 17, 2010 that it does not accept a proposal revision which it received on November 9, 2010. The company does not explain how it can circumvent the rule of giving such notice within 14-days of November 9, 2010.

This is to request that the Securities and Exchange Commission allow the revised resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
William Steiner
Paul M. Wilson <paul.wilson@att.com>

[T: Rule 14a-8 Proposal, September 24, 2010, Revised November 9, 2010]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 60% support at the following companies: CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, downgraded our company to "D" with "High Governance Risk," and "Very High Concern" for executive pay. Our named executive officers James Cicconi, Richard Lindner, John Stankey, Rafael de la Vega and Randall Stephenson received from $9 million to $29 million each.

The Corporate Library said our company's executive pay policies were not sufficiently linked to company performance. CEO Randall Stephenson's change in pension and deferred pay was nearly $9 million in 2009, or nearly three times the combined base salaries of our four other named executive officers. This was a large amount of back-door pay considering Mr. Stephenson's salary continued to increase.

Mr. Stephenson was also entitled to benefits such as personal use of private jets, club memberships, and home security. There were discretionary elements to annual incentive awards that diminished the objective elements of the plan. Also, beginning in 2010, long-term incentive performance shares paid out entirely in cash. This did nothing to tie executive performance with long-term shareholder value.

Furthermore, performance shares were based on only three-year performance periods and pay out partly based on sub-median (50% of the target at the 20th percentile) total shareholder return compared to industry peers. Underperforming industry peers should not result in monetary rewards. Finally, all four members of our Executive Pay Committee received 20% in negative votes at our company's 2009 annual meeting, suggesting shareholders were hesitant to support executive pay policies at our company.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. Special Shareowner Meetings – Yes on 3.*



Paul M. Wilson
General Attorney
AT&T Inc.
208 S. Akard St., Rm. 3030
Dallas, TX 75202
214-757-7980

1934 Act/Rule 14a-8

December 17, 2010

VIA Overnight Mail Next Day Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: AT&T Inc.
Shareholder Proposal of John Chevedden on behalf of William Steiner

Ladies and Gentlemen:

This letter and the material enclosed herewith are submitted on behalf of AT&T Inc. ("AT&T" or the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. On September 24, 2010, AT&T received a shareholder proposal and supporting statement (the "Original Proposal") submitted by John Chevedden on behalf of William Steiner (the "Proponent") for inclusion in AT&T's 2011 proxy materials. A copy of the Original Proposal and related correspondence is attached hereto as Exhibit A. On November 9, 2010, AT&T received a revised proposal (the "Revised Proposal" and, together with the Original Proposal, the "Proposals") from the Proponent. A copy of the Revised Proposal and related correspondence is attached hereto as Exhibit B. AT&T intends to include the Original Proposal in its 2011 proxy materials, but, for the reasons stated below, it intends to omit the Revised Proposal.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and the attachments. Copies of this letter and the attachments are being mailed concurrently to Mr. Chevedden on behalf of the Proponent as notice of AT&T's intention to omit the Revised Proposal from its 2011 proxy materials.

The Proposals relate to special shareholder meetings. The Revised Proposal differs from the Original Proposal in that its supporting statement includes four additional paragraphs. AT&T believes that it may omit the Revised Proposal from its 2011 proxy materials pursuant to Rule 14a-8(c) and Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

The staff of the Commission's Division of Corporation Finance (the "Staff") addressed revised proposals in Section E.2 of SLB 14 as follows:

> **If a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request, must the company accept those revisions?**
>
> No, but it *may* accept the shareholder's revisions.

AT&T (then known as SBC Communications Inc.) exercised its right to reject a revised proposal pursuant to Section E.2 of SLB 14 with the Staff's concurrence in *SBC Communications Inc.* (February 8, 2002). In *SBC*, the Company received a proposal from Mr. Chevedden on behalf of the proponent on October 25, 2001. On November 6, 2001, the Company received revisions to the proposal. The Company rejected the revisions in reliance on Section E.2 of SLB 14. In addition, the Company intended to exclude the original proposal under Rule 14a-8(i)(10). The Staff concurred in both of the Company's views. With respect to the rejection of the revised proposal, the Staff noted that "a second proposal was timely received. However, given the lack of clarity regarding whether the proponent was withdrawing the earlier proposal and replacing it with the later, albeit timely, proposal, the staff believes it appropriate to consider the original proposal."

In this case, the Original Proposal was submitted on September 24, 2010 and the Revised Proposal was submitted on November 9, 2010. The cover letter accompanying the Revised Proposal is the same as the cover letter accompanying the Original Proposal, except that the words "REVISED NOVEMBER 9, 2010" were written by hand on the former. As was the case in *SBC*, the Proponent submitted the Revised Proposal in a timely manner but took no action to withdraw the Original Proposal. Therefore, AT&T believes it may reject the Revised Proposal pursuant to the Staff's guidance in Section E.2 of SLB 14.

The Revised Proposal may also be viewed as a second proposal. As such, it was submitted in violation of Rule 14a-8(c), which provides that each shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting." Therefore, AT&T also believes that it may exclude the Revised Proposal pursuant to Rule 14a-8(c).

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope. If you have any questions or need additional information, please contact me at (214) 757-7980.

Sincerely,



Paul M. Wilson
General Attorney

Enclosures

cc: John Chevedden (Via Overnight Mail)

Exhibit A

William Steiner

FISMA & OMB Memorandum M-07-16

Mr. Randall L. Stephenson
Chairman of the Board
AT&T Inc. (T)
208 S Akard St
Dallas TX 75202

Dear Mr. Stephenson,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



William Steiner

9/17/2010
Date

cc:
Ann Effinger Meuleman
Corporate Secretary
FX: 214-746-2273

[T: Rule 14a-8 Proposal, September 24, 2010]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 60% support at the following companies: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company.]

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email***FISMA & OMB Memorandum M-07-16***



DISCOUNT BROKERS

Date: 24 Sept 2010

To whom it may concern:

As introducing broker for the account of William Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services Corp. LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 4200 shares of AT&T Inc.; having held at least two thousand dollars worth of the above mentioned security since the following date: 9/19/08, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Exhibit B

William Steiner

FISMA & OMB Memorandum M-07-16

Mr. Randall L. Stephenson
Chairman of the Board
AT&T Inc. (T)
208 S Akard St
Dallas TX 75202

REVISED NOVEMBER 7, 2010

Dear Mr. Stephenson,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

x William Steiner
William Steiner

9/17/2010
Date

cc:
Ann Effinger Meuleman
Corporate Secretary
FX: 214-746-2273

[T: Rule 14a-8 Proposal, September 24, 2010, Revised November 9, 2010]

3* – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by law) that apply only to shareowners but not to management and/or the board.

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowner input on the timing of shareowner meetings is especially important during a major restructuring – when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 60% support at the following companies: CVS Caremark, Sprint Nextel, Safeway, Motorola and R. R. Donnelley.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, downgraded our company to "D" with "High Governance Risk," and "Very High Concern" for executive pay. Our named executive officers James Cicconi, Richard Lindner, John Stankey, Rafael de la Vega and Randall Stephenson received from $9 million to $29 million each.

The Corporate Library said our company's executive pay policies were not sufficiently linked to company performance. CEO Randall Stephenson's change in pension and deferred pay was nearly $9 million in 2009, or nearly three times the combined base salaries of our four other named executive officers. This was a large amount of back-door pay considering Mr. Stephenson's salary continued to increase.

Mr. Stephenson was also entitled to benefits such as personal use of private jets, club memberships, and home security. There were discretionary elements to annual incentive awards that diminished the objective elements of the plan. Also, beginning in 2010, long-term incentive performance shares paid out entirely in cash. This did nothing to tie executive performance with long-term shareholder value.

Furthermore, performance shares were based on only three-year performance periods and pay out partly based on sub-median (50% of the target at the 20th percentile) total shareholder return compared to industry peers. Underperforming industry peers should not result in monetary rewards. Finally, all four members of our Executive Pay Committee received 20% in negative votes at our company's 2009 annual meeting, suggesting shareholders were hesitant to support executive pay policies at our company.

Please encourage our board to respond positively to this proposal to help turnaround the above type practices. Special Shareowner Meetings – Yes on 3.*

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.]

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***